Via Facsimile and U.S. Mail
Mail Stop 6010

March 26, 2008

Mr. Steven Koehler
Vice President and Controller
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Schering-Plough Corporation
Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-06571

Dear Mr. Koehler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Steven Koehler
Schering-Plough Corporation
March 26, 2008
Page 2

Item7. Management's Discussion and Analysis of Financial Condition…, page 31

Liquidity and Financial Resources, page 43

Contractual Obligations and Off-Balance Sheet Arrangements, page 48

1. Since interest obligations relating to long-term debt appear to represent material future obligations, please revise the table here to include the future interest payments on this debt. Also provide us with your analysis related to the applicability of the inclusion of the dividends that you pay related to the preferred shares. In addition, quantify in your footnote two the aggregate potential milestone payments that have been excluded from the table and the events that would trigger these payments. Refer to Financial Reporting Release 72.

Market Risk Disclosure, page 58

Foreign Currency Exchange Risk, page 58

2. Please revise to quantify the foreign currency risk in one of the three required formats. Refer to Item 3-05(a)(1) of Regulation S-X.

Item 8. Financial statements and Supplementary Data, page 60

Notes to Consolidated Financial Statements, page 65

2. Acquisition, page 69

3. Please revise to quantify the acquired patents and trademarks by product type in order to better allow an investor to understand the connection between these rights and the revenues that are generated from the acquired business.

18. Segment Information, page 100

Long-Lived Assets by Geographic Location, page 103

4. Please revise to exclude intangible assets from the table presented here. Refer to question 22 in the FASB Implementation Guide to FAS 131.

Merck/Schering-Plough Cholesterol, Partnership Combined Financial Statements, page 117

Notes to Combined Financial statements, page 128

2. Summary of Significant Accounting Policies, page 131

Concentration of Credit Risk, page 132

5. Please revise to quantify the net sales made to each of the three major customers referenced in this note to the extent they exceed 10% of your net revenue, instead of quantifying it on an aggregate basis. Refer to paragraph 39 of SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant